# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AmeriCann, Inc., CIK 0001508348
CUSIP: 030588107
Title of class of securities: Common
Address of issuer's principal executive offices: 1555 BLAKE ST, UNIT 502, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 03/21/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001521367

## Reporting persons
- Barton Benjamin J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,127,290; shared voting power 0; sole dispositive power 9,127,290; shared dispositive power 0; aggregate amount beneficially owned 9,127,290 (37.4% of the class)

## Item 1. Issuer
Name of issuer: AmeriCann, Inc.
Address of issuer's principal executive offices: 1555 BLAKE ST, UNIT 502, DENVER, COLORADO, 80202.

## Item 2. Person Filing
Name of person filing: Benjamin J. Barton
Address of principal business office or, if none, residence: 1555 Blake St., Unit 502, Denver, CO 80202
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,127,290
Percent of class: 37.4%
Sole power to vote or to direct the vote: 9,127,290
Shared power to vote or to direct the vote: -0-
Sole power to dispose or to direct the disposition: 9,127,290
Shared power to dispose or to direct the disposition: -0-

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Barton Benjamin J: /s/ Benjamin J. Barton, Benjamin J. Barton (04/08/2025)